Rory Greiss +1 212.836.8261 Rory.Greiss@arnoldporter.com

August 15, 2019

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange

Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	TSR, Inc. PREC14A preliminary proxy statement filing made on Schedule 14A Filed on August 6, 2019 by TSR, Inc. File No. 001-38838

Dear Mr. Panos:

On behalf of our client, TSR, Inc., a Delaware corporation (the “Company”), we are responding to comments in respect of the Preliminary (Contested) Proxy Statement on Schedule 14A filed by the Company on August 6, 2019 (the “Preliminary Proxy Statement”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter to John Sharkey, Senior Vice President, Chief Financial Officer and Secretary of the Company, dated August 12, 2019 (the “Comment Letter”). Together with these responses, the Company is concurrently filing with the SEC its revised Preliminary (Contested) Proxy Statement (“Amendment No. 1”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

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Securities and Exchange Commission

August 14, 2019

Schedule 14A

1.	Staff Comment: The letter to stockholders contends that “the Board believes Zeff’s director nominations and stockholder proposals are part of a scheme to take control of the Company.” Please qualify or remove this statement given that the Zeff only appears to have nominated directors and such persons, if elected, would owe fiduciary duties to the stockholders, and no evidence has been offered to explain how such scheme to take control would be manifested.

Company Response: The Company respectfully advises the Staff that it believes that Zeff, in concert with Fintech Consulting LLC (“Fintech”) and QAR Industries, Inc. (“QAR”) (each, an “Insurgent,” and collectively, the “Insurgent Group”), has taken concrete steps, in addition to the nomination of a competing slate of directors at the Company’s annual meeting, that collectively evidence a scheme to take control of the Company, including (i) acquiring approximately 48.6% of the Company’s outstanding shares of common stock, (ii) proposing stockholder proposals for consideration at the Company’s annual meeting, as detailed in the Preliminary Proxy Statement and the proxy materials filed by Zeff, (iii) making statements to the Company’s management regarding a specific intent to take control of the Company and (iv) the making of false and misleading disclosures by Zeff, Fintech, QAR and their respective affiliates that are the subject of ongoing litigation. The Company believes these factors adequately support the assertion made on behalf of the Company’s board of directors in the stockholder letter that Zeff, in concert with Fintech and QAR, is actively engaged in a scheme to take control of the Company.

The Company respectfully advises the Staff that the letter to stockholders contained in Amendment No. 1 has been revised to refer stockholders to the “Background of this Proxy Solicitation” section of the Preliminary Proxy Statement, which contains a detailed discussion of the Insurgent Group’s coordinated efforts to effect a creeping takeover of the Company. In addition, a disclosure regarding the fiduciary duties of the Insurgent Group has been added to the letter to stockholders in Amendment No. 1.

Securities and Exchange Commission

August 14, 2019

2.	Staff Comment: Please provide us with the factual foundation to support the Board’s contention that Zeff is working together with Fintech Consulting LLC and QAR Industries, Inc. as an undisclosed “group.” Alternatively, please delete the statement. Refer to Note b. of Rule 14a-9.

Company Response: The Company respectfully advises the Staff that the “Background of this Proxy Solicitation” section of the Preliminary Proxy Statement contains a detailed discussion of the Insurgent Group’s coordinated activities and admissions that they are working together as an undisclosed “group” to seize control of the Company. For example, on July 16, 2018, the Special Committee (the “Special Committee”) of the board of directors of the Company (the “Board”) received a letter from James Hughes informing the Special Committee that he had received an offer from the Insurgent Group to purchase the shares of common stock owned by former TSR President, CEO and Chairman of the Board, Joseph Hughes, and his wife, Winifred Hughes, for a price of $6.25 per share. James Hughes provided the Special Committee with a copy of the letter received from Zeff, which Joseph and Winifred Hughes included as exhibits to Schedule 13D amendments filed with the SEC on July 17, 2018. The letter from James Hughes explicitly acknowledged that the Insurgents were a “group” working together to acquire the Hughes’ 41.8% ownership interests in TSR:

“I have received a letter. .. . this afternoon, July 16, 2018 from a group consisting of Zeff Capital, LP, QAR Industries, Inc. and Fintech Consulting LLC. The group has offered [to] buy 819,000 shares of [TSR] common stock currently owned by Joseph F. Hughes & Winifred M. Hughes which represents approximately 41.8% of the outstanding shares of TSR, Inc. for a price of $6.25 per share.” (Exhibit 99.1 to Schedule 13D, filed by Joseph Hughes on July 17, 2018 (emphasis added)).

In addition, the letter from the Insurgent Group to James Hughes similarly explicitly acknowledged that:

“Zeff Capital L.P [ ], together with its partners QAR Industries, Inc. and Fintech Consulting LLC, is pleased to inform you of our interest in acquiring the 819,000 shares of common stock of [TSR] owned by Joseph and Winifred Hughes, for $6.25 per share in cash. . . .” (Id. at 2 (emphasis added)).

Shortly thereafter, on July 20, 2018, Joseph and Winifred Hughes entered into a Share Purchase Agreement with Zeff, QAR, and Fintech, pursuant to which the Hughes’ sold their interest in TSR to the Insurgent Group under the terms outlined in the Insurgent Group’s July 16 letter. (Form 8-K, filed July 25, 2018).

Securities and Exchange Commission

August 14, 2019

Following that transaction, the Insurgent Group also made additional coordinated purchases of TSR shares on the open market, which signaled its unmistakable intent to engage in a creeping takeover. Coordinated stock purchases made between August 21 and August 27, 2018 by Zeff and Fitzgerald, the principal and affiliated reporting person of QAR, raised the Insurgent Group’s collective ownership interest to 48.8% of TSR’s outstanding common stock. Both Zeff and QAR purchased common stock on August 21. (Schedule 13D, filed by Daniel Zeff on August 23, 2018; Schedule 13D, filed by QAR on August 28, 2018). These additional purchases were made with the apparent intent of obtaining over 50% of the outstanding common stock through open market purchases, which would have provided the Insurgent Group with the unfettered ability to squeeze out TSR’s remaining stockholders.

The Insurgent Group also launched a concerted letter-writing campaign between August and September 2018 critiquing the Board’s actions, which disingenuously posited that the anti-takeover devices enacted by the Board to protect TSR’s remaining stockholders were not in their best interest. (Schedule 13D, filed by Daniel Zeff on August 23, 2018; Exhibit 99.2 to Schedule 13D filed by QAR on August 28, 2018; Exhibit 99.1 to Form 8-K, filed September 12, 2018; Exhibit 2 to Schedule 13D filed by Zeff on September 19, 2018).

Moreover, the members of the Insurgent Group have all but admitted that they are working as a group in their responses to TSR’s motions for Preliminary Injunction and Expedited Discovery in TSR’s federal lawsuit against the Insurgent Group for violation of the disclosure and anti-fraud requirements of Sections 13(d) and 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and the related rules and regulations promulgated by the SEC, which is pending in the United States District Court, Southern District of New York. (TSR, Inc. v. Zeff Capital, L.P., et al., No. 18-cv-12124). For example, Fintech admitted that it intends to assume control of TSR, even though Fintech has filed no proxy statements of its own. In his declaration in opposition to TSR’s Motion for Preliminary Injunction, Tajuddin Haslani, managing member of Fintech, admitted that “[m]y plans . . . . were always to purchase equity in TSR and then have me or Fintech involved running the company on a day-to-day basis,” and asserts that such plans “were never concealed from anyone” and “all [the] information TSR stockholders need to evaluate the Fintech Defendants’ plans for TSR is already in the public domain.” (ECF No. 57 at 27.) However, Fintech cannot point to a single SEC filing where such plans were disclosed.

Securities and Exchange Commission

August 14, 2019

Statements made during the April 23, 2019 hearing on the motions make it clear that even members of the Insurgent Group recognize they have acted in concert. At the hearing, Fintech’s counsel stated, “the parties, these three parties, jointly negotiated a purchase of stock. Is that a group under the SEC? If that’s a group, then we are a group.” (Oral Argument Before Hon. Katherine Polk Failla, April 23, 2019, Transcript at 29:6-8.) The Zeff and QAR defendants admitted the same in their opposition papers. (ECF No. 64 at 4; ECF No. 58 at 9-10). The Company respectfully advises the Staff that page 12 of Amendment No. 1 has been revised to include this admission that the Insurgents are working together as a group to seize control of the Company.

In light of the foregoing, the Company believes that Zeff is working together with Fintech and QAR as an undisclosed “group.”

Original Stockholder Nominations and Proposals

3.	Staff Comment: Please refer to the following statements on page 11: “Based on public information, the Board determined that Mr. Eriksen has a history of noncompliance with securities laws. Mr. Eriksen serves as the CEO of a small company named Solitron Devices Inc., which under his leadership has failed to file annual reports with the SEC since June 28, 2016, causing the company to be delisted from the OTCQB in 2017. Furthermore, Mr. Eriksen serves as the sole manager of Eriksen Capital Management (“ECM”), an investment advisor. One of ECM’s now-defunct investment vehicles, Green Oak Partners LP, was administratively dissolved in 2012 due to its failure to file annual reports. Furthermore, Solitron’s auditor, BDO USA LLP, resigned as Solitron’s accountant citing disagreement with Solitron over accounting irregularities.” Please provide us with the exact public statements upon which the registrant relied, as well as any addition facts, to support each of these assertions, or delete the statements. Refer to Note b. of Rule 14a-9.

Company Response: The Company respectfully advises the Staff that it is a matter of public record that Solitron Devices Inc. (“Solitron”) has not filed a Form 10-K annual report since June 28, 2016. (https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000091668&type=10-K&dateb=&owner=exclude&count=40). Multiple current reports on Form 8-K filed by Solitron provide the details of disagreements between Solitron and its former certified public accounting firm, BDO USA LLP (“BDO”), regarding the proper application of accounting principles and practices to be used in Solitron’s financial statements as the principal cause of such failure. (Form 8-K, August 31, 2016; Form 8-K, February 27, 2018; Form 8-K, January 11, 2019; Form 8-K, January 22, 2019). In addition, in a current report filed by Solitron on July 21, 2017, under Item 3.01 (Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard, Transfer of Listing), Solitron stated “[o]n July 17, 2017, the trading of the common stock of Solitron was moved from the OTCQB marketplace to the OTC Pink marketplace due to the Company’s failure to remain within the continued standards as found in Section 2 of the OTCQB Eligibility Standards by not filing its Form 10-K for the year ended February 28, 2017 within forty-five days of its due date.” (Form 8-K, filed July 21, 2017).

Securities and Exchange Commission

August 14, 2019

Moreover, as stated in a publicly available Certificate of Administrative Dissolution, dated March 8, 2012, Green Oak Partners LP, was administratively dissolved in 2012 “due to the failure of the entity to file an annual list of officers/license renewal within the time set forth by law.” (Certificate of Administrative Dissolution, U.B.I. No. 602697754, Corporations Division, Office of the Secretary of State, Olympia, Washington).

Accordingly, the Company respectfully advises the Staff that it has modified its disclosure on page 11 of Amendment No. 1 as follows:

“Mr. Eriksen similarly has a poor business and management track record. Mr. Eriksen serves as the sole manager of Eriksen Capital Management (“ECM”), an investment advisor. One of ECM’s now-defunct investment vehicles, Green Oak Partners LP, was administratively dissolved in 2012 due to its failure to file annual reports with the state of Washington. In addition, based on publicly available information, the Board believes that Mr. Eriksen has a history of noncompliance with securities laws. Mr. Eriksen serves as the CEO of a small company named Solitron Devices Inc. (“Solitron”), which under his leadership has failed to file annual reports with the SEC since June 28, 2016, causing the company to be delisted from the Over-the-Counter Quotations Bureau (“OTCQB”) market in 2017. Furthermore, Solitron’s auditor, BDO USA LLP (“BDO”), declined to stand for reappointment as Solitron’s accountant and threatened to resign over disagreements with Solitron regarding the proper application of accounting principles and practices to be used in Solitron’s financial statements. Solitron subsequently terminated BDO. Other than this experience at Solitron, to the Company’s knowledge, Mr. Eriksen possesses no other management experience.”

Securities and Exchange Commission

August 14, 2019

Form of Proxy

4.	Staff Comment: Please revise the description of the intended use of the discretionary authority available under Rule 14a-4(c)(1) so that it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests that the right to use discretionary authority is absolute.

Company Response: The Company acknowledges the Staff’s comment and has revised the form of proxy to conform to the disclosure standard codified in Rule 14a-4(c)(1), as follows:

“If any business other than the matters described above is presented at the 2018 Annual Meeting, this proxy will be voted in accordance with the best judgment of the named proxies. Rule 14a-4(c)(1) of the Exchange Act governs our use of our discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before our solicitation of proxies. It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in this Proxy Statement. At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the 2018 Annual Meeting, other than those discussed in this Proxy Statement.”

* * * * *

Thank you for your attention to these matters. Should you have any questions or comments, or require any further information with respect to the foregoing, please contact the undersigned at (212) 836-8261.

Sincerely,

/s/ Rory Greiss
Rory Greiss

Rory Greiss

CC:	Christopher Hughes, Chairman of the Board, CEO, Treasurer, TSR, Inc.
John Sharkey, Senior Vice President, Chief Financial Officer, and Secretary, TSR, Inc.